UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

76009N100

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,389,167
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,389,167
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest V-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,024,506
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,024,506
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,024,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,389,167
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,389,167
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,389,167
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,389,167
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,604,216
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,604,216
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,604,216
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,604,216
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,604,216
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,604,216
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 76009N100

1	NAME OF REPORTING PERSON

Christopher B. Hetrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		71,766*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

71,766*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,766*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Includes 43,041 Shares (as defined in Item 1) underlying certain Director Deferred Stock Units awarded to Mr. Hetrick in his capacity as a director of the Issuer, each of which represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer.

9

CUSIP No. 76009N100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Rent-A-Center, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5501 Headquarters Drive, Plano, Texas 75024.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Flagship Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest V-B, LP, a Delaware limited partnership (“Engaged Capital Co-Invest V-B”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engaged Capital Flagship Fund, LP, a Delaware limited partnership (“Engaged Capital Fund”), as a feeder fund of Engaged Capital Flagship Master;
(iv)	Engaged Capital Flagship Fund, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Flagship Master;
(v)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital;
(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings; and
(viii)	Christopher B. Hetrick.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Engaged Capital Offshore. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

10

CUSIP No. 76009N100

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest V-B, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Messrs. Welling and Hetrick is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

(c)       The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V-B, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V-B and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. Mr. Hetrick is the Director of Research at Engaged Capital and a member of the board of directors of the Issuer.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest V-B, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Messrs. Welling and Hetrick are citizens of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,389,167 Shares beneficially owned by Engaged Capital Flagship Master is approximately $45,272,690, including brokerage commissions. The aggregate purchase price of the 1,024,506 Shares beneficially owned by Engaged Capital Co-Invest V-B is approximately $23,961,911, including brokerage commissions. The aggregate purchase price of the 190,543 Shares held in the Engaged Capital Account is approximately $3,284,759, including brokerage commissions.

Other than the 43,041 Director Deferred Stock Units awarded to Mr. Hetrick in his capacity as a director of the Issuer (each of which represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer), the Shares directly owned by Mr. Hetrick were purchased with personal funds. The aggregate purchase price of the 28,725 Shares purchased by Mr. Hetrick is approximately $986,455, excluding brokerage commissions.

11

CUSIP No. 76009N100

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except in Mr. Hetrick’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 55,670,048 Shares outstanding as of October 26, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 2,389,167 Shares, constituting approximately 4.3% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,389,167 Shares owned by Engaged Capital Flagship Master, constituting approximately 4.3% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest V-B beneficially owned 1,024,506 Shares, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, 190,543 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 3,604,216 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and held in the Engaged Capital Account, constituting approximately 6.5% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 3,604,216 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and held in the Engaged Capital Account, constituting approximately 6.5% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 3,604,216 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V-B and held in the Engaged Capital Account, constituting approximately 6.5% of the Shares outstanding.

12

CUSIP No. 76009N100

As of the date hereof, Mr. Hetrick may be deemed to beneficially own 71,766 Shares, including 43,041 Director Deferred Stock Units (each of which represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer), constituting less than 1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest V-B, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V-B.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

Mr. Hetrick has the sole power to vote and dispose of the Shares beneficially owned by him.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 9, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Hetrick has been awarded an aggregate of 43,041 Director Deferred Stock Units in his capacity as a director of the Issuer (each of which represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer).

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

13

CUSIP No. 76009N100

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated December 9, 2022.

14

CUSIP No. 76009N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

15

CUSIP No. 76009N100

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

/s/ Christopher B. Hetrick
Christopher B. Hetrick

16

CUSIP No. 76009N100

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia
Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by the Schedule 13D is set forth therein.

CUSIP No. 76009N100

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Acquired/(Disposed)	Price Per Security($)	Date of Acquisition/Disposition

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	5,670	23.3678	11/30/2022
Purchase of Common Stock	2,169	23.4969	12/01/2022
Purchase of Common Stock	18,147	23.4727	12/02/2022
Purchase of Common Stock	15,151	23.1566	12/05/2022
Purchase of Common Stock	4,079	23.4318	12/05/2022
Purchase of Common Stock	13,112	23.4454	12/06/2022
Purchase of Common Stock	5,534	23.2403	12/06/2022
Purchase of Common Stock	11,843	23.4793	12/07/2022
Purchase of Common Stock	7,613	23.5246	12/07/2022
Purchase of Common Stock	23,579	23.6071	12/08/2022

ENGAGED CAPITAL CO-INVEST V-B, LP

Purchase of Common Stock	48,820	20.7691	11/04/2022
Purchase of Common Stock	20,000	21.1462	11/04/2022
Purchase of Common Stock	40,000	21.0699	11/04/2022
Purchase of Common Stock	2,299	21.1321	11/07/2022
Purchase of Common Stock	101,881	21.3426	11/07/2022
Purchase of Common Stock	13,140	23.1513	11/29/2022
Purchase of Common Stock	2,412	22.8953	11/29/2022
Purchase of Common Stock	5,006	23.0955	11/29/2022
Purchase of Common Stock	28,545	23.3678	11/30/2022
Purchase of Common Stock	4,615	22.8768	11/30/2022
Purchase of Common Stock	12,689	23.4969	12/01/2022
Purchase of Common Stock	106,141	23.4727	12/02/2022
Purchase of Common Stock	23,862	23.4318	12/05/2022
Purchase of Common Stock	88,620	23.1566	12/05/2022
Purchase of Common Stock	341	22.9145	12/06/2022
Purchase of Common Stock	32,371	23.2403	12/06/2022
Purchase of Common Stock	69,269	23.4793	12/07/2022
Purchase of Common Stock	44,527	23.5246	12/07/2022
Purchase of Common Stock	21,545	23.7000	12/08/2022
Purchase of Common Stock	16,582	23.6071	12/08/2022
Purchase of Common Stock	34,607	23.6028	12/08/2022
Purchase of Common Stock	29,800	23.6700	12/09/2022
Purchase of Common Stock	20,284	23.5884	12/09/2022
Purchase of Common Stock	76,053	23.6564	12/09/2022

CUSIP No. 76009N100

ENGAGED CAPITAL, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	460	22.8768	11/30/2022
Purchase of Common Stock	176	23.4969	12/01/2022
Purchase of Common Stock	1,471	23.4727	12/02/2022
Purchase of Common Stock	1,229	23.1566	12/05/2022
Purchase of Common Stock	331	23.4318	12/05/2022
Purchase of Common Stock	1,063	23.4454	12/06/2022
Purchase of Common Stock	449	23.2403	12/06/2022
Purchase of Common Stock	960	23.4793	12/07/2022
Purchase of Common Stock	617	23.5246	12/07/2022
Purchase of Common Stock	5,921	23.6071	12/08/2022

CHRISTOPHER B. HETRICK

Award of Director Deferred Stock Unit	190	#	10/25/2022

# Awarded by the Issuer in connection with Mr. Hetrick’s service as a director of the Issuer.